Exhibit 100.5

NICE Actimize Recognized as a Leader for Anti-Money Laundering Solutions by Independent Research Firm,
 Receiving Highest Scores in Both Current Offering and Strategy

 NICE Actimize received highest scores possible in such currrent offering criteria as data integration, users and roles, watch list management and screening, and case management

Hoboken, N.J., September 24, 2019 – NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that it has been recognized as a leader in Anti-Money Laundering solutions by Forrester Research, a leading global research and advisory firm. The analyst group included NICE Actimize among the most significant vendors in the market, in its recent report titled, “The Forrester Wave™: Anti-Money-Laundering (AML) Solutions, Q3 2019”.

NICE Actimize scored the highest scores possible within both “Current Offering” and “Strategy” categories. In the “Current Offering” area, NICE Actimize’s current Anti-Money Laundering solutions offering received Forrester’s highest score possible in such measured criteria as data integration, users and roles, watch list management and screening, case management, transaction types, reporting, and scalability (transaction volume).

NICE Actimize also received Forrester’s highest score possible for criteria within the strategy category, including watch list management plans, customer screening plans, AML administration and reporting plans, FRAML (Fraud and Anti-Money Laundering) plans, vendor’s POC and demonstration; as well as in staffing categories in the areas of development, sales and support.

In NICE Actimize’s vendor profile, the Forrester Anti-Money Laundering Report cited, “NICE Actimize provides a full AML offering with automatic customer segmentation. The solution is a well-rounded, purpose-built AML offering. The vendor plans to 1) augment existing typologies with additional machine learning, 2) expand robotics and automation to support investigation processes, and 3) introduce an X-Sight marketplace that offers solutions to augment AML capabilities.”

The Forrester report also said, “The solution provides intuitive functionality and a visual workflow to set up data sources, manage watchlists, and define investigator queues. It features flexible rules to custom assign cases to investigators. System administrators can use built-in, productized k-means unsupervised learning algorithms and define rules to allow the risk scoring engine to learn from investigators’ decisions. Dashboards and reporting are extensive and customizable and allow admins to track the effectiveness of risk scoring continually.”

“Offering two decades of experience in anti-money laundering solutions implementation, NICE Actimize continues to lead the industry in its investments in both portfolio development and in the talent required to advancing this category. We have applied a range of innovative technologies to our suspicious activity monitoring and customer due diligence solutions, including artificial intelligence, machine learning, and collective intelligence capabilities and have moved significantly into the cloud,” said Craig Costigan, CEO, NICE Actimize. “We are honored that Forrester has recognized us as a leader in this year’s Anti-Money Laundering Wave report.”

To download a complimentary copy of the “The Forrester Wave™: Anti-Money-Laundering (AML) Solutions, Q3 2019” report, please visit this page here.

Additional assets:

•	For more information on NICE Actimize’s Autonomous Anti-Money Laundering Solutions, please click here.
•	For more information on NICE Actimize’s ActimizeWatch for AML delivered by X-Sight, please click here.

The Forrester Wave™ is copyrighted by Forrester Research, Inc. Forrester and Forrester Wave™ are trademarks of Forrester Research, Inc. The Forrester Wave™ is a graphical representation of Forrester's call on a market and is plotted using a detailed spreadsheet with exposed scores, weightings, and comments. Forrester does not endorse any vendor, product, or service depicted in the Forrester Wave™. Information is based on best available resources. Opinions reflect judgment at the time and are subject to change.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-251-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.